PRICER

Interim Report
January - March 2006

- **[illegible] net sales of SEK 67.5M (50.6), an increase of 33 percent**
- **Decreased result after tax of SEK -21.9M (-13.2)**
- **Result per share of SEK -0.03 (-0.02)**
- **Orders received of SEK 160.0M (51.6)**
- **Gross margin of 16 (22) per cent**
- **Decreased operating result of SEK -21.0M (-14.4)**
- **Liquid funds of SEK 56.3M (44.1)**

- **New order from Carrefour France of SEK 120M**
- **One additional Leclerc region in France commits to Pricer ESL with an order for about SEK 23M**

Important issues after end of the reporting period

- **Pricer acquires the industry colleague Eldat Communication Ltd, Israel, and issues 261.8 million shares (Class B) in an issues in kind**

Operations

Pricer signed an agreement in April with the principal shareholders of Eldat Communication Ltd to acquire the company and thereby strengthens the position as the world's principal provider of advanced Electronic Shelf Labell systems for retailers. This acquisition brings Pricer's global market share above 60 percent and further accelerates the company's ambitions in this industry. Pricer acquires 100 percent of the shares in Eldat and in exchange issues 261.8 million shares (Class B) giving the owners of Eldat 25.8 percent ownership of Pricer. The value of the transaction is about SEK 300M. The completion of the transaction, expected in June/July 2006, is subject to approval at the

AGM of Pricer. The joint companies' pro forma 2005 sales are SEK 454M with approximately 160 employees.

Orders received for the first quarter amounted to SEK 160.0M (51.6) and includes orders primarily from the French retail chain Carrefour of about SEK 120M for deliveries during the current year.

The order book at the end of the period amounted to approximately SEK 204M (138). The order book mainly comprises orders from Pricer's Japanese partner Ishida from 2001 and Carrefour, France. The majority of Pricer's existing orders are in USD or EUR.

At the end of the first quarter, Pricer had a total of over 1 350 installations. These stores are primarily in Japan, Germany, France, the Nordic countries and rest of Europe.

The market and market activities

In Pricer's judgment, the ESL market trend is continuously positive. The signals from Pricer's prioritised geographical markets are distinct and a growing number of retail chains have either initiated projects towards or have already taken the decision to include ESL as an operational tool in their automation processes.

Pricer has been chosen as supplier to complete the ESL system roll out of Carrefour's remaining corporately owned hypermarkets in France after successful deployments in 2004 and 2005. The agreement is worth SEK 120M for more than 70 hypermarkets in France. The installations commenced in February and will be completed during the year.

The French retail chain Leclerc's regional buying group Socamaine has chosen Pricer as ESL supplier. The agreement includes hardware, software and implementation services for 15 of the region's 35 hypermarkets and also includes five hypermarkets in the Leclerc Scarmor region. The agreement has a total value of about SEK 23M and deliveries began in March and will be completed during the current year. This agreement strengthens Pricer's already strong position in the market, both in France and Europe in general.

Deliveries to Japan were lower during the first quarter 2006 than during the same quarter 2005 and lower than the fourth quarter of 2005. Volumes during these two quarters were higher as an effect of ongoing roll-out installations at Ito-Yokado, but also due to varying procurements with Ishida. The underlying demand of ESL systems in Japan is continuously strong.

In the US installations also outside Connecticut has occurred, to the retail chain Knowlan's.

Net sales and result

Net sales increased to SEK 67.5M (50.6) during the first quarter, an increase of 33 percent. Deliveries during the quarter were mainly to Carrefour and Ishida.

The gross profit amounted to SEK 10.6M (11.3) and the gross margin was 16 (22) percent. The lower gross margin is mainly attributable to market mix of sales.

Operating expenses increased to SEK 31.6M (25.7) and are attributable to sales, product development and administration. As compared to the fourth quarter of 2005 operating expenses were reduced by SEK 0.9M through a reduction of development expenses, primarily through reduced external consultants, partly compensated by an increase in sales and administration expenses.

The operating result decreased to SEK -21.0M (-14.4).

Net financial items amounted to SEK 0.9M (1.4) and consist mainly of negative currency effects.

The net result for the period decreased to SEK -21.9M (-13.2).

Net sales and operating result, SEK M

	Jan - Mar 2006	Jan - Mar 2005
Net sales	67.5	50.6
Cost of goods sold	-56.9	-39.3
Gross profit	10.6	11.3
Gross margin	16 %	22 %
Expenses	-31.6	-25.7
Operating loss	-21.0	-14.4

Financial position

Cash flow from current operations during the first quarter was a SEK -11.7M (3.0) and has been negatively effected by the result but partly compensated by payments from customers, primarily from Carrefour. Liquid funds as of March 31, 2006, amounted to SEK 56.3M (44.1). Working capital amounted to SEK 58.9M (17.2) as compared to SEK 66.8M at the beginning of 2006, a reduction of SEK 7.9M.

The Board of Pricer decided on April 24 to issue 261.8 million shares (Class B), equivalent of 25.8 percent of the capital in Pricer, in exchange of all the shares in Eldat. The issue shall be approved by the shareholders at the Annual General Meeting in June 2006.

Capital expenditure

Total capital expenditure, net, amounted to SEK 1.5M (2.2) and comprised production tools, computers and office equipment.

Employees

The average number of employees during the quarter was 117 (99), 62 (55) of whom were employed in wholly-owned companies and 55 (44) of whom were employed by Appulse Ltd and PIER AB. The number of employees as of March 31, 2006 amounted to 124 (100), 66 (55) of whom were employed in wholly-owned companies and 58 (45) of whom were employed by Appulse Ltd and PIER AB. As of December 31 the equivalent number of employees was 112, of whom 62 in wholly-owned and 50 in partly-owned companies, indicating that the increase during the first quarter is related to Appulse.

Important issues after the end of the reporting period

Pricer signed an agreement in April with the principal shareholders of Eldat Communication Ltd to acquire the company and thereby strengthens the position as the world's principal provider of advanced Electronic Shelf Label systems for retailers. This acquisition brings Pricer's global market share above 60 percent. Pricer acquires 100 percent of the shares in Eldat and in exchange issues 261.8 million shares (Class B) giving the owners of Eldat 25.8 percent ownership of Pricer. The value of the transaction is about SEK 300M. The completion of the transaction, expected in June/July 2006, is subject to approval at the AGM of Pricer. The joint companies' pro forma 2005 sales are SEK 454M with approximately 160 employees.

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and more solid interest from several major retail chains. Evaluations and negotiations with a number of retail chains are continuously ongoing.

The Board of Pricer confirms the earlier statement of reaching positive cash flow during 2006 taking into account the effects of the Eldat acquisition. The Board is of the opinion that available liquid funds are sufficient until positive cash flow is achieved.

Annual General Meeting

The Annual General Meeting of Pricer originally planned for May 11 has been deferred until mid June due to the planned acquisition of Eldat. A new date has not yet been decided. A notice will be published in the coming weeks.

Next reporting date

The Interim Report for the period January – June 2006 will be published on August 23, 2006.

This interim report has not been subject to review by the auditor

Sollentuna, May 11, 2006
Pricer AB (publ)

Jan Forssjö, President and CEO

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in approximately 1 400 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.

Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.

Pricer AB (Publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Tel: +46 8-505 582 00
Corp. ID. No: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 1 2006	Q 1 2005	Full year 2005
Net sales	67,5	50,6	325,8
Cost of goods sold	-56,9	-39,3	-261,1
Gross profit	**10,6**	**11,3**	**64,7**
Selling and administrative expenses	-21,6	-17,8	-70,8
Research and development expenses	-10,0	-7,9	-37,4
Operating result	**-21,0**	**-14,4**	**-43,5**
Net financial items	-0,9	1,4	7,3
Result before tax	**-21,9**	**-13,0**	**-36,2**
Tax on result for the period	0,0	-0,2	-0,2
Net result for the period	**-21,9**	**-13,2**	**-36,4**
Attributable to:			
Equity holders of the Parent Company	-21,0	-13,5	-33,0
Minority interest	-0,9	0,3	-3,4
Net result for the period	**-21,9**	**-13,2**	**-36,4**

Earnings per share, number of shares	**Q 1 2006**	**Q 1 2005**	**Full year 2005**
Earnings per share before dilution, SEK	-0,03	-0,02	-0,05
Earnings per share after dilution, SEK	-0,03	-0,02	-0,05
Number of shares, millions	754,3	560,4	684,3
Number of shares after dilution, millions	754,3	560,4	684,3

NET SALES BY GEOGRAPHICAL MARKET **Amounts in SEK M**	**Q 1 2006**	**Q 1 2005**	**Full year 2005**
Nordic Countries	1,5	2,3	8,3
Rest of Europe	42,1	8,8	169,0
Asia	22,2	38,0	134,1
Rest of the world	1,7	1,5	14,4
Total net sales	**67,5**	**50,6**	**325,8**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2006-03-31	2005-03-31	2005-12-31
Intangible fixed assets	7,0	10,3	7,7
Tangible fixed assets	8,2	8,5	8,1
Total fixed assets	**15,2**	**18,8**	**15,8**
Inventories	32,5	18,4	14,9
Current receivables	109,6	51,9	128,2
Cash and cash equivalents	56,3	44,1	69,5
Total current assets	**198,4**	**114,4**	**212,6**
TOTAL ASSETS	**213,6**	**133,2**	**228,4**
Equity			
Shareholders' equity	**127,5**	**78,8**	**149,2**
Equity, minority interest	**2,0**	**1,3**	**2,9**
Total equity	**129,5**	**80,1**	**152,1**
Long-term liabilities	2,2	5,9	2,0
Current liabilities	81,9	47,2	74,3
Total liabilities	**84,1**	**53,1**	**76,3**
TOTAL EQUITY AND LIABILITIES	**213,6**	**133,2**	**228,4**
Pledged assets	35,9	38,9	35,9
Contingent liabilities	1,3	4,0	1,3
Shareholders' equity per share, SEK	0,17	0,14	0,20
Shareholders' equity, SEK, after dilution	0,17	0,14	0,20

CHANGE IN EQUITY

Amounts in SEK M	**Q 1 2006**	**Q 1 2005**	**Full year 2005**
Equity at start of period	**152,1**	**92,9**	**92,9**
New share issue	-	-	91,1
Translation difference	-0,7	0,4	-0,1
Shareholder contribution, minority	-	-	4,6
Net result for the period	-21,9	-13,2	-36,4
Equity at end of period	**129,5**	**80,1**	**152,1**
Attributable to:			
- Equity holders of the Parent Company	127,5	78,8	149,2
- Minority interest	2	1,3	2,9
Total	**129,5**	**80,1**	**152,1**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 1 2006	Q 2 2005	Full year 2005
Net result after financial items	-21,9	-13,5	-36,2
Adjustment for non-cash items	2,1	1,3	0,8
Paid tax	0,0	-0,2	-0,2
Change in working capital	8,1	15,4	-33,8
Cash flow from operating activities	**-11,7**	**3,0**	**-69,4**
Cash flow from investing activities	**-1,5**	**-2,2**	**-4,4**
Cash flow from financing activities	**0,0**	**0,0**	**95,2**
Cash flow for the period	**-13,2**	**0,8**	**21,4**
Cash and cash equivalents at start of period	**69,5**	**42,5**	**42,5**
Exchange rate difference in cash and cash equivalents	-0,1	0,8	5,6
Cash and cash equivalents at end of period 1)	**56,3**	**44,1**	**69,5**
Unutilised bank overdraft facilities	2,9	22,8	2,9
Disposable funds at end of period	**59,2**	**66,9**	**72,4**
1) Whereof blocked accounts	1,3	4,0	1,3

KEY RATIOS, GROUP

Amounts in SEK M	Q 1 2006	Q 4 2005	Q 3 2005	Q 2 2005	Q 1 2005
Order entry	**160,0**	26,8	62,2	138,5	51,6
Order entry - moving 4 quarters	**387,5**	279,1	284,8	258,7	129,2
Net sales	**67,5**	123,2	99,3	52,7	50,6
Net sales - moving 4 quarters	**342,7**	325,8	266,4	242,2	248,6
Operating result	**-21,0**	-7,2	-7,2	-14,7	-14,4
Operating result - moving 4 quarters	**-50,1**	-43,5	-46,6	-56,8	-55,8
Result for the period	**-21,9**	-6,1	-7,6	-9,2	-13,5
Cash flow from operating activities	**-11,7**	-21,6	-44,8	-5,7	3,0
Cash flow from op.activities - moving 4 quarters	**-83,8**	-69,1	-51,7	-44,0	-60,9
Number of employees, end of period	**124**	112	112	97	100
Equity ratio	**61%**	67%	64%	63%	60%


Order Entry, SEK M
400
350
300
250
200
150
100
50
0
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Quarter
Moving 4 quarters


Net Sales, SEK M
350
300
250
200
150
100
50
0
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Quarter
Moving 4 quarters


Operating Result SEK M
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
0
-25
-50
-75
Quarter
Moving 4 quarters


Net Result, SEK M
25
0
-25
-50
-75
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
10
0
-10
-20
-30
-40
-50
0
-25
-50
-75
-100
Operating cash flow each Q
Moving 4 quarters
Quarter
Moving 4 quarters


Number of Employees
140
120
100
80
60
40
20
0
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Partly owned companies
Pricer excl partly owned companies